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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12 )*

Moscow CableCom Corp.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
61945R100
(CUSIP Number)

Henry Lesser, Esq.	Marjorie Adams, Esq.
DLA Piper US LLP	DLA Piper US LLP
2000 University Avenue	1251 Avenue of the Americas, 29th Floor
East Palo Alto, California 94303	New York, NY 10020-1104
Telephone: (650) 833-2000	Phone: (212) 335-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Renova Media Enterprises Ltd.**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,705,422

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

30,705,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

30,705,422

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
(1) Based upon a total of 30,705,422 shares of Common Stock, and no other equity securities, outstanding on July 19, 2007, immediately following the Merger.
** The footnote set forth above is the footnote applicable to the cover pages for all of the filing persons included in this Schedule 13D.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Renova Industries Ltd.**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,705,422

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

30,705,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

30,705,422

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: CMCR Management Limited**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,705,422

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

30,705,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

30,705,422

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Renova Holding Ltd.**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,705,422

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

30,705,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

30,705,422

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: ZAO PR Telecom**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,705,422

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

30,705,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

30,705,422

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: ZAO Pripachkin I Doch**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,705,422

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

30,705,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

30,705,422

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Yuri Pripachkin**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,705,422

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

30,705,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

30,705,422

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Columbus Trust**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,705,422

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

30,705,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

30,705,422

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

CUSIP No.	61945R100

1	NAMES OF REPORTING PERSONS: Victor Vekselberg**

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		30,705,422

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

30,705,422

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

30,705,422

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

100%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
** See note marked by two asterisks under the footnotes for Renova Media Enterprises Ltd.

Item 4. Purpose of Transaction
Item 7. Material to Be Filed as Exhibits
SIGNATURE

CUSIP No.	61945R100
     This Amendment No. 12 to the Schedule 13D (as previously amended, the “Schedule 13D”) is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, jointly by Renova Media Enterprises Ltd., a Bahamas corporation formerly known as Columbus Nova Investments VIII Ltd. (“Renova Media”) and the other parties identified in Amendment No. 11 to the Schedule 13D (the “Reporting Persons”).
     Capitalized terms not otherwise defined herein shall have the meaning attributed to such terms in previous amendments to the Schedule 13D filed by the Reporting Persons.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and supplemented as follows:
     On July 19, 2007, Renova Media completed the acquisition, through the Merger, of the entire equity interest in the Company. Pursuant to Section 4.1(c) of the Merger Agreement, in connection with the Merger, Renova Media’s 1,000 shares of common stock of Galaxy Merger Sub Corporation, the Delaware corporation formed by Renova Media for the sole purpose of effecting the Merger, were converted into 30,705,422 shares of the Company as the corporation surviving the Merger. The 30,705,422 shares are owned directly by Renova Media and comprise the only equity securities of the Company outstanding effective immediately after the effective time of the Merger.
     As a result of the Merger, the Company is now a wholly-owned subsidiary of Renova Media. The Company will promptly file a notice of termination of registration with the U.S. Securities and Exchange Commission suspending its U.S. public reporting obligations. This is the terminating amendment of Schedule 13D by the Reporting Persons with respect to their beneficial ownership of equity securities of the Company.
     On July 19, 2007, Renova Media and the Company issued a joint press release announcing the completion of the Merger. A copy of such press release is attached hereto as Exhibit 42 and is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits.
     Item 7 is hereby amended and supplemented to include the following exhibit, filed herewith:
Exhibit 42      Press release of Renova Media and the Company, dated July 19, 2007

CUSIP No.	61945R100
SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.
Dated: July 20, 2007

RENOVA MEDIA ENTERPRISES LTD.

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

RENOVA INDUSTRIES LTD.

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

CMCR MANAGEMENT LIMITED

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

RENOVA HOLDING LTD.

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

ZAO PR TELECOM

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

CUSIP No.	61945R100

ZAO PRIPACHKIN I DOCH

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

YURI PRIPACHKIN

By:	/s/ Yana Davydkina

Name:	Yana Davydkina
Title:	Attorney-in-Fact

COLUMBUS TRUST

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

VICTOR VEKSELBERG

By:	/s/ Evgenia Loewe

Name:	Evgenia Loewe
Title:	Attorney-in-Fact

Exhibit 42
For Immediate Release
Contact(s):

English Language Media:	Russian Language Media:
Andrew M. O’Shea	Andrey A. Shtorkh
Secretary	Renova Group, Moscow
860.298.0444	Phone: + 7 495 975 0240
aoshea@moscowcablecom.com
RENOVA MEDIA COMPLETES ACQUISITION OF MOSCOW CABLECOM
New York, United States, July 19, 2007 — Moscow CableCom Corp. (NASDAQ: MOCC) and Renova Media Enterprises Ltd. jointly announced today that they have completed the previously announced merger of Moscow CableCom with a wholly owned subsidiary of Renova Media. As a result, Renova Media has acquired all of the equity interests in Moscow CableCom that it did not already own at a cash price of $12.90 per share of Moscow CableCom’s common stock and $39.4095 per share of Moscow CableCom’s Series A stock.
As a result of the merger, Moscow CableCom is now a wholly-owned direct subsidiary of Renova Media and public trading of Moscow CableCom shares on the NASDAQ Global Market has ended as of the close of the market today. Moscow CableCom will promptly file with the Securities and Exchange Commission to terminate its registration and suspend its public reporting obligations.
Moscow CableCom previously distributed to its security holders an Information Statement containing detailed information from Moscow CableCom and Renova Media about the merger. A copy of the Information Statement can be obtained, free of charge, at the SEC’s website (www.sec.gov).
Holders of Moscow CableCom common stock and Series A stock immediately prior to the completion of the merger will be sent supplemental instructions regarding how to obtain payment for their shares and their right under Delaware law to appraisal of their shares in lieu of claiming their merger payment.
About Moscow CableCom Corp.
Moscow CableCom Corp. is the U.S.-based parent of a Moscow, Russia-based company that provides access to pay-TV and Internet services under the brand name “AKADO.” AKADO is in the process of expanding its hybrid fiber-coaxial network in Moscow to provide residential and business customers with comprehensive broadband services in digital cable TV and radio, and high-speed data transmission and Internet access. The Company has licenses to provide its services to 1.5 million homes and businesses in Moscow, through its proprietary agreements for use of the Moscow Fiber Optic Network (MFON), the largest high-speed network in Moscow. For more information on Moscow CableCom Corp. and AKADO, visit: http://www.moscowcablecom.com and http://www.akado.ru.
About Renova Media Enterprises Ltd.
Renova Media Enterprises Ltd. is the telecommunications arm of Renova Group, a leading Russian private equity investor.
Renova Media provides cable television, high-speed Internet access and Internet protocol-based telephony to residential and business customers in the City of Moscow. Renova Media is the City of Moscow’s second largest provider of broad-range access to Internet and the largest Triple Play provider. Renova Media currently serves over 500,000 subscribers. Renova Media has stakes in Moscow CableCom, COMCOR, Teleinform, and Belarus-based Cosmos-TV.
* * * * * * *